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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. _*_)


                            Hyaton Organics Inc.
           ------------------------------------------------------
                              (Name of Issuer


                               Common Shares
           ------------------------------------------------------
                       (Title of class of securities)


                                448569 10 3
           ------------------------------------------------------
                               (CUSIP Number)


     Richard Bullock, 19 Ferguson Drive, Belfast, N. Ireland, BT4 2AZ;
                            011-44-28-9050-4567
     ------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  02/21/01
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

          * Unknown


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1.   Names of Reporting Persons

     PricewaterhouseCoopers Inc. as Trustee in Bankruptcy of
     Kafus Industries Ltd.


     I.R.S. Identification Nos. of Above Persons (entities only)

     N/A - Canadian Corporation


2.   Check the Appropriate Box if a Member of a Group      (a)
                                                           (b)
     N/A



3.   SEC Use Only




4.   Source of Funds

     N/A


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [ ]

     N/A


6.   Citizenship or Place of Organization

     Canada


Number of Shares Beneficially Owned by Each Reporting Person With:


     7.  Sole Voting Power
          0

     8.  Shared Voting Power
          0

     9.  Sole Dispositive Power
          0

     10. Shared Dispositive Power
          0

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11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     0


12.  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares [ ]

     N/A


13.  Percent of Class Represented By Amount in Row (11)

     N/A


14.  Type of Reporting Person
     HC

     ITEM 1.   Security and Issuer.
               Common Shares
               Hyaton Organics Inc.
               c/o Richard Bullock, 19 Ferguson Drive, Belfast,
                   N. Ireland, BT4 2AZ

     ITEM 2.   Identity and Background
               --PricewaterhouseCoopers Inc. as Trustee in Bankruptcy of
                 Kafus Industries Ltd.
               --Incorporated in Canada
               --Bankrupt Company
               --601 West Hastings Street, Suite 1400, Vancouver,
                 B.C., Canada  V6B 5A5
               --No criminal convictions aware of
               --No securities judicial proceedings aware of

     ITEM 3.   Source and Amount of Funds or Other Consideration.
               N/A

     ITEM 4.   Purpose of Transaction.
               Disposition of entire interest - 20,000,000 Common Shares

     ITEM 5.   Interest in Securities of the Issuer.
               --0% interest currently held
               --Disposed of entire interest represented by 20,000,000
                 Common Shares at 2/21/01 in Vancouver, B.C., Canada in a private sale to Berkeley Investments Inc. for $25,968.63 ($0.0013/share)

     ITEM 6.   Contracts, Arrangements or Understandings with
               Respect to Securities of the Issuer.
               N/A

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     ITEM 7.   Materials to be Filed as Exhibits.

               Offer Letter for the Purchase of PricewaterhouseCooopers Inc.'s shares and interests in Hyaton Organics Inc. and Bill of Sale regarding same *

     *  To be filed with amendment



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 2001

                                   PricewaterhouseCoopers Inc. as Trustee
                                   in Bankruptcy for Kafus Industries Ltd.


                                   By:    /s/ Steve M. Lum
                                       ------------------------------------